MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	October 2, 2022	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$199,085	$166,542
Short-term securities	76,000	—
Restricted short-term marketable securities	915	1,079
Accounts receivable, net(1)	58,481	39,730
Inventories	300,850	212,820
Advances to suppliers, current portion	13,869	51,045
Prepaid expenses and other current assets(1)	119,794	61,904
Total current assets	$768,994	$533,120
Property, plant and equipment, net	385,750	386,630
Operating lease right of use assets	18,071	15,397
Other intangible assets, net	247	420
Advances to suppliers, net of current portion	—	716
Deferred tax assets	8,784	5,183
Other long-term assets(1)	74,667	115,077
Total assets	$1,256,513	$1,056,543
Liabilities and Equity
Current liabilities:
Accounts payable(1)	$293,279	$270,475
Accrued liabilities(1)	89,103	78,680
Contract liabilities, current portion(1)	132,745	44,059
Short-term debt	50,675	25,355
Operating lease liabilities, current portion	3,285	2,467
Total current liabilities	$569,087	$421,036
Long-term debt	1,750	213
Contract liabilities, net of current portion(1)	98,913	58,994
Operating lease liabilities, net of current portion	15,083	13,464
Convertible debt	376,927	145,772
Deferred tax liabilities	7,292	1,150
Other long-term liabilities(1)	56,983	61,039
Total liabilities	$1,126,035	$701,668
Commitments and contingencies (Note 6)
Equity:
Common stock, no par value (44,996,615 and 44,246,603 issued and outstanding as of October 2, 2022 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	581,398	624,261
Accumulated deficit	(444,562)	(262,961)
Accumulated other comprehensive loss	(11,996)	(11,844)
Equity attributable to the Company	124,840	349,456

Noncontrolling interests	5,638	5,419
Total equity	130,478	354,875
Total liabilities and equity	$1,256,513	$1,056,543
(1)We have related-party balances for transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd) (“TZE”), SunPower Corporation (“SunPower”) and TotalEnergies SE and its affiliates (“TotalEnergies Group”) as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net”, “Prepaid expenses and other current assets”, “Other long-term assets”, “Accounts payable”, “Accrued liabilities”, “Contract liabilities, current portion”, “Contract liabilities, net of current portion”, and “Other long-term liabilities” financial statements line items in our Condensed Consolidated Balance Sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Revenue(1)	$275,449	$220,488	$736,610	$561,800
Cost of revenue(1)	291,196	237,196	804,645	580,269
Gross loss	(15,747)	(16,708)	(68,035)	(18,469)
Operating expenses:
Research and development(1)	11,968	12,632	38,278	35,827
Sales, general and administrative(1)	29,143	18,493	74,414	64,554
Restructuring charges	85	1,514	1,615	7,534
Total operating expenses	41,196	32,639	114,307	107,915
Operating loss	(56,943)	(49,347)	(182,342)	(126,384)
Other income (expense), net
Interest expense, net(1)	(8,035)	(6,671)	(18,505)	(21,337)
Loss on extinguishment of debt	—	(5,075)	—	(5,075)
Other, net	26,481	(5,663)	24,352	(23,119)
Other income (expense), net	18,446	(17,409)	5,847	(49,531)
Loss before income taxes and equity in losses of unconsolidated investees	(38,497)	(66,756)	(176,495)	(175,915)
Provision for income taxes	(2,399)	(174)	(4,161)	(1,219)
Equity in (losses) income of unconsolidated investees	(3,582)	917	(10,784)	(5,018)
Net loss	(44,478)	(66,013)	(191,440)	(182,152)
Net (income) loss attributable to noncontrolling interests	(213)	650	(283)	964
Net loss attributable to the stockholders	$(44,691)	$(65,363)	$(191,723)	$(181,188)

Net loss per share attributable to stockholders:
Basic	$(1.09)	$(1.62)	$(4.70)	$(4.97)
Diluted	(1.09)	(1.62)	(4.70)	(4.97)

Weighted average shares used to compute net loss per share:
Basic	40,951	40,420	40,818	36,462
Diluted	40,951	40,420	40,818	36,462
(1)We have related-party transactions with SunPower, TotalEnergies Group and TZE Group as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue”, “Cost of revenue”, “Operating expenses:"Research and development", Sales, general and administrative”, and “Other income (expense), net: Interest expense, net” financial statements line items in our Condensed Consolidated Statements of Operations.

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 03, 2021	October 2, 2022	October 3, 2021
Net loss	$(44,478)	$(66,013)	$(191,440)	$(182,152)
Components of other comprehensive (loss) income, net of taxes:
Currency translation adjustment	(3,696)	(1,332)	(7,774)	(3,496)
Net change in derivatives (Note 9)	5,102	1,513	7,621	3,399
Net gain (loss) on long-term pension liability obligation	—	4	1	(270)
Total other comprehensive (loss) income	1,406	185	(152)	(367)
Total comprehensive loss	(43,072)	(65,828)	(191,592)	(182,519)
Comprehensive (income) loss attributable to noncontrolling interests	(213)	650	(283)	964
Comprehensive loss attributable to the stockholders	$(43,285)	$(65,178)	$(191,875)	$(181,555)

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net loss	—	$—	$—	$(87,920)	$—	$(87,920)	$155	$(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive income	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511
Net loss	—	—	—	(44,691)	—	(44,691)	213	(44,478)
Issuance of common stock for stock-based compensation, net of tax withheld	288		(233)	—	—	(233)	—	(233)
Recognition of stock-based compensation	—	—	5,272	—	—	5,272	—	5,272
Other comprehensive income	—	—	—	—	1,406	1,406	—	1,406
Balance at October 2, 2022	44,997	—	581,398	(444,562)	(11,996)	124,840	5,638	130,478

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	1,570	—	1,570
Other comprehensive income	—	—	—	—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$(47,255)	$(10,470)	$392,769	$6,743	$399,512
Net loss	—	—	—	(77,011)	—	(77,011)	(412)	(77,423)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	57	—	(1,262)	—	—	(1,262)	—	(1,262)
Recognition of stock-based compensation	—	—	2,097	—	—	2,097	—	2,097
Other comprehensive income	—	—	—	—	(473)	(473)	—	(473)
Balance at Balance at July 4, 2021	44,197	—	621,013	(124,266)	(10,943)	485,804	6,331	492,135
Net loss	—	—	—	(65,363)	—	(65,363)	(650)	(66,013)
Issuance of common stock for stock-based compensation, net of tax withheld	35	—	(263)	—	—	(263)	—	(263)
Recognition of stock-based compensation	—	—	1,819	—	—	1,819	—	1,819
Other comprehensive income	—	—	—	—	185	185	—	185
Balance at October 03, 2021	44,232	—	622,569	(189,629)	(10,758)	422,182	5,681	427,863

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	October 2, 2022	October 3, 2021
Cash flows from operating activities
Net loss	$(191,440)	$(182,152)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	42,263	30,095
Stock-based compensation	11,015	5,197
Non-cash interest expense	4,735	10,518
Equity in losses of unconsolidated investees	10,784	5,018
Gain from dilution of interest in joint venture	—	(2,975)
Deferred income taxes	2,540	1,926
Loss on disposal of property, plant and equipment	260	2,216
Loss on debt extinguishment	—	5,075
Remeasurement (gain) loss on prepaid forward	(20,137)	24,641
Gain on liquidation of subsidiaries	(235)	—
Other, net	886	(1,728)
Changes in operating assets and liabilities
Accounts receivable	(20,150)	18,378
Contract assets	1,016	172
Inventories	(87,984)	(50,884)
Prepaid expenses and other assets	(23,923)	(13,748)
Operating lease right-of-use assets	2,104	1,812
Advances to suppliers	37,892	31,304
Accounts payable and other accrued liabilities	68,609	52,922
Contract liabilities	127,814	35,914
Operating lease liabilities	(2,341)	(2,175)
Net cash used in operating activities	(36,292)	(28,474)
Cash flows from investing activities
Purchases of property, plant and equipment	(56,023)	(116,801)
Purchases of intangible assets	(41)	—
Purchase of short-term securities	(76,000)	—
Proceeds from disposal of short-term investments	—	1,318
Proceeds from (cash paid for) disposal of property, plant and equipment	33	(283)
Net cash used in investing activities	(132,031)	(115,766)
Cash flows from financing activities
Proceeds from debt	196,388	130,265
Repayment of debt	(171,141)	(157,812)
Repayment of finance lease obligations	(433)	(535)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(257)	(4,075)

	Nine Months Ended
	October 2, 2022	October 3, 2021
Net proceeds from issuance of convertible debt	188,812	—
Net proceeds from issuance of common stock	—	169,684
Distribution to noncontrolling interest	(64)	—
Net cash provided by financing activities	213,305	137,527
Effect of exchange rate changes on cash, cash equivalents and restricted cash	348	67
Net increase (decrease) in cash, cash equivalents and restricted cash	45,330	(6,646)
Cash, cash equivalents and restricted cash, beginning of period	192,232	209,572
Cash, cash equivalents and restricted cash, end of period	$237,562	$202,926
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$40,154	$36,724
Cost from issuance of common stock paid in shares	—	1,078
Property, plant and equipment obtained through capital lease	2,127	—
Right-of-use assets obtained in exchange for lease obligations	4,778	5,020
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of October 2, 2022 and October 3, 2021:

(In thousands)	October 2, 2022	October 3, 2021
Cash and cash equivalents	$199,085	$174,940
Restricted cash, current portion, included in Prepaid expenses and other current assets	35,968	3,962
Restricted cash, net of current portion, included in Other long-term assets	2,509	24,024
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$237,562	$202,926

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION
Background
Maxeon Solar Technologies, Ltd. (“Maxeon”, the “Company”, “we”, “us”, and “our”) is an independent, public company incorporated under the Laws of Singapore, trading on the NASDAQ Global Select Market under the symbol “MAXN.” We own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and we participate in a joint venture for panel manufacturing in China with TZE. Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly “P-Series”) of shingled solar cells and panels.
Prior to August 26, 2020, the Company was a wholly owned subsidiary of SunPower Corporation, a majority-owned subsidiary of TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”). The Company was spun-off by way of a pro rata distribution of all of the then issued and outstanding ordinary shares of Maxeon to holders of record of SunPower's common stock (the "Spin-off). Immediately after the Spin-off, TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.), a PRC joint stock limited company (“TZE”), through its affiliate, Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company ("TZE SG") made an investment ("TZE Investment") of $298.0 million in the Company. In connection to TZE Investment, we entered into a shareholders agreement with TotalEnergies Solar, TotalEnergies Gaz and TZE SG relating to certain rights and obligations of each of TotalEnergies and TZE SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZE SG to buy, sell or vote their Maxeon shares. Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZE SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares. Refer to “Note 1. Background and Basis of Presentation”, of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022 for further information regarding the separation.
In April 2021, pursuant to a stock purchase agreement with an affiliate of TZE, the Company agreed to sell to TZE 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “TZE Private Placement”).
As of October 2, 2022, TotalEnergies’s and TZE SG’s ownership of the Company’s outstanding common stock was approximately 24.4% and 24.0%, respectively.
Liquidity
As of October 2, 2022, we had unrestricted cash and cash equivalents of $199.1 million, restricted cash of $38.5 million and short-term securities representing a 4-months time deposit of $76.0 million as compared to $166.5 million of unrestricted cash and cash equivalents and $25.7 million of restricted cash as of January 2, 2022.
On August 17, 2022, the Company completed the sale of $207,000,000 in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG"), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. This resulted in aggregate net proceeds of approximately $186.1 million after giving effect to the discount and estimated issuance costs.
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, short-term securities, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and from net proceeds raised through the issuance of the 2027 Notes and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.

We believe that our current cash, cash equivalents and short-term securities, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. Furthermore, we have considered various positive factors in our evaluation, including the Master Supply Agreement with SunPower which includes pricing updated to reflect market trends, the issuance of the 2027 Notes, the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
Seasonal Trends
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months for the distributed generation market.

Basis of Presentation
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited condensed consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s consolidated financial statements presented in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022. The financial information included herein is unaudited, and reflects all adjustments which are, in the opinion of our management, of a normal recurring nature and necessary for a fair statement of the results for the periods presented. The operating results for the three and nine months ended October 2, 2022 are not necessarily indicative of the results that may be expected for fiscal year 2022, or for any other future period.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Refer to “Note 2. Summary of Significant Accounting Policies”, of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F, for the fiscal year ended January 2, 2022 for the significant estimates and assumptions applied by management in the preparation of the consolidated financial statements.
Fiscal period
We have a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. The current fiscal year, fiscal year 2022 and the prior fiscal year 2021 are both 52-week fiscal year. The third quarter of fiscal year 2022 ended on October 2, 2022, while the third quarter of fiscal year 2021 ended on October 3, 2021.
Principles of Consolidation
The condensed consolidated financial statements incorporates the accounts of Maxeon, all of our subsidiaries and the variable interest entities for which the Company or a subsidiary of the Company is the primary beneficiary. All intercompany transactions and accounts within the consolidated businesses of the Company have been eliminated.
Summary of Selected Significant Accounting Policies
Included below, are selected significant accounting policies that were added or modified during the nine months ended October 2, 2022 as a result of new transactions entered into or the adoption of new accounting policies. Refer to “Note 2. Summary of Significant Accounting Policies” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022 for the full list of our significant accounting policies.
Product Warranties
Prior to January 1, 2022, we generally provide a 25-year warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. Effective from January 1, 2022, this has been extended to a 40-year warranty for certain countries, subject to certain conditions. The warranty provides that we will repair, replace or refund any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as micro-inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.
The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied power level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the warranty, the warranty provides that we will elect to either (a) repair; (b) replace; or (c) refund the customer based on the computation stipulated in the warranty agreement.
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our combined financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within our expectations.

Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendment reduces the number of accounting models used for convertible debt instruments and convertible preferred stock, which results in fewer embedded conversion features separately recognized from the host contracts. We adopted the ASU during the first quarter of fiscal year 2022 on a modified retrospective basis. The adoption of ASU 2020-06 impacted the Green Convertible Notes (see Note 8. Debt and Credit Sources) which is no longer bifurcated between liability and equity components. This resulted in an increase to the carrying value of the convertible debt by $42.1 million. Additional paid-in-capital was reduced by $52.2 million and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance which required disclosures about government assistance in the notes to the annual financial statements. The Company adopted this standard during the first quarter of fiscal year 2022 with no material impact on its interim financial statements.
NOTE 2. AGREEMENTS WITH SUNPOWER, TOTALENERGIES SE AND TZE
Agreements with SunPower
In connection with the Spin-off from SunPower in 2020, we entered into a supply agreement pursuant to which we will supply SunPower with certain products (the “SunPower Supply Agreement”), including solar cells and panels, for use in residential and commercial solar applications in the Domestic Territory (as defined in the SunPower Supply Agreement). The SunPower Supply Agreement has a two-year term, subject to customary early termination provisions triggered by a breach of the other party (with or without the right to cure depending on the breach) and insolvency events affecting the other party. In addition, the parties must attempt to negotiate an extension or replacement of the SunPower Supply Agreement prior to the end of the initial term, but neither party is obligated to agree to any such extension or replacement. Under the SunPower Supply Agreement, SunPower is required to purchase, and we are required to supply, certain minimum volumes of products during each calendar quarter of the term. The minimum volumes are specifically enumerated in 2020 for different types of products, and for each subsequent period, are established based on SunPower’s forecasted requirements, subject to certain limitations. The parties are subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes.
In February 2021, we entered into an amendment to the SunPower Supply Agreement (the “Amendment to the SunPower Supply Agreement”) that updates and amends 2021 volumes and pricing. The Amendment to the SunPower Supply Agreement also brings forward the exclusivity term for the Direct Market Segment (as defined in the SunPower Supply Agreement) from August 26, 2021 to June 30, 2021 and provides for optional sales by Maxeon and purchases by SunPower of additional product types, including Performance line panels.
The purchase price for each product, subject to certain adjustments, have been fixed for 2021 based on the power output (in watts) of the relevant product.
In February, 2022, we entered into a new master supply agreement with SunPower (the"Master Supply Agreement"), which terminates and replaces the previous supply agreement. Under the Master Supply Agreement, SunPower is required to purchase, and Maxeon is required to supply, specified amounts of IBC Modules for us in the Domestic Territory during each calendar quarter of the term. For the remainder of 2022, the minimum volumes are specifically enumerated for each purchased product. For 2023, SunPower may purchase certain minimum volumes based on its forecasted requirements, subject to certain limitations. Following the entry into the Master Supply Agreement, the pricing of our sales to SunPower will be a fixed pricing for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. Additionally, either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. The Master Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
Agreements with TotalEnergies
In November 2016, SunPower and TotalEnergies entered into a four-year, up to 200 megawatt (“MW”) supply agreement (the “Total Supply Agreement”) to support the solarization of certain TotalEnergies facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, we received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico.
We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts. The remaining balance of the prepayment received from TotalEnergies is classified in “Contract liabilities, current portion”, Accrued liabilities, Contract liabilities, non-current portion and “Other long-term liabilities” on our Condensed Consolidated Balance Sheets.
In August 2020, SunPower, TotalEnergies and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with TotalEnergies and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, TotalEnergies, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to TotalEnergies, until December 31, 2025, of approximately 70 MW of PV modules (out of the 150 MW volume committed by TotalEnergies in the Total Supply Agreement). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by TotalEnergies, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the $88.5 million prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by TotalEnergies; and (iv) provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference. As of October 2, 2022 , $5.6 million and $16.7 million expected to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Condensed Consolidated Balance Sheets respectively in connection to the aforementioned supply agreement. As of January 2, 2022, $22.6 million expected to be repaid to TotalEnergies is recognized in "Other long-term liabilities" on our Condensed Consolidated Balance Sheets.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. Subject to granting security interests in certain assets located in Mexico, the Company is expected to receive in excess of $50.0 million as prepayment related to the order request by 2022. Following the provision of security interests in certain assets located in Mexico, the Company has received $57.1 million of prepayment from this contract as of October 2, 2022. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. As of January 2, 2022, we have $22.2 million and $20.4 million of such prepayment in “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Condensed Consolidated Balance Sheets. In March 2022, the order request was amended to change the timing of utilization of the prepayment. As of October 2, 2022, we have $58.8 million and nil of such prepayments in "Contract liabilities, current portion" and "Contract liabilities, net of current portion", respectively, on our Condensed Consolidated Balance Sheets. The interest expense on significant financing component of three and nine months ended October 2, 2022 of $0.6 million and $1.8 million, respectively, has been recognized in “Interest expense, net” in the Condensed Consolidated Statements of Operation.
As of October 2, 2022, we had $5.6 million, $58.9 million, $0.5 million and $16.7 million recorded in "Accrued liabilities", “Contract liabilities, current portion”, "Contract liabilities, net of current portion" and “Other long-term liabilities”, respectively, on our Condensed Consolidated Balance Sheets with TotalEnergies and its affiliates. As of January 2, 2022, the balances were $31.1 million, $23.8 million and $22.6 million recorded in “Contract liabilities, current portion”, “Contract liabilities, net of current portion” and "Other long-term liabilities respectively.
Refer to “Note 3. Net Parent Investment and Transactions with SunPower and TotalEnergies” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022 for further information regarding other agreements and transactions with SunPower and TotalEnergies.
Agreements with TZE
In April 2021, pursuant to a stock purchase agreement dated April 13, 2021 with an affiliate of TZE, the Company sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933. As of October 2, 2022, TotalEnergies’s and TZE SG’s ownership of the Company’s outstanding common stock was approximately 24.4% and 24.0%, respectively.
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZE HK”), a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries have commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance.
In connection with the supply agreement, we made advance payment to reserve specified volumes in advance for delivery up to fiscal year 2023. As of October 2, 2022, the full prepayment to suppliers of $3.9 million was recorded in “Advances to suppliers, current portion”, on the Condensed Consolidated Balance Sheets. As of January 2, 2022, the prepayment of $1.8 million and $0.7 million was recorded in “Advances to suppliers, current portion” and “Advances to suppliers, non-current portion” respectively on the Condensed Consolidated Balance Sheets.
On August 17, 2022, the Company completed the sale of $207,000,000 in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG"), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes.
Refer to “Note 4. Transactions with Tianjin Zhonghuan Semiconductor Co., Ltd.” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022 for further information regarding other agreements and transactions with TZE.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS
During the three and nine months ended October 2, 2022, we recognized revenue for sales of modules and components from contracts with customers of $275.4 million and $736.6 million, respectively. During the three and nine months ended October 3, 2021, we recognized revenue for sales of modules and components from contracts with customers of $220.5 million and $561.8 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 days and 45 days.
Contract Assets and Liabilities
Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer and has been presented within “Prepaid expenses and other current assets” and “Other long-term assets.” As of October 2, 2022 and January 2, 2022, the contract assets was $0.6 million and $1.6 million, respectively, of which $0.6 million and $1.5 million were classified as short-term in our Condensed Consolidated Balance Sheets. During the three months ended October 2, 2022 and October 3, 2021, the contract assets movements were insignificant. During the nine months ended October 2, 2022 and October 3, 2021, decrease of $1.0 million and $0.2 million were primarily due to new billings of previously unbilled receivables.
Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. As of October 2, 2022 and January 2, 2022, the contract liabilities was $231.7 million and $103.1 million, respectively, of which $132.7 million and $44.1 million were classified as short-term and $98.9 million and $59.0 million were classified as long-term in our Condensed Consolidated Balance Sheets. As of October 2, 2022 and January 2, 2022, the Company has pledged $56.6 million and $49.8 million equipment assets and inventory respectively, to serve as collateral for the advances from customers.
During the three months ended October 2, 2022, the increase in contract liabilities of $11.7 million was primarily due to additional customer advances and partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During the three months ended October 3, 2021, the decrease of $10.7 million was primarily due to utilization of contract liabilities previously recorded due to the completion of performance obligation offset by additional customer advances, During the nine months ended October 2, 2022, the increase in contract liabilities of $128.6 million was primarily due to additional customer advances and partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During the nine months ended October 3, 2021, the increase of $12.6 million was primarily due to additional customer advances and partially offset by $22.7 million expected to be repaid to TotalEnergies that was transferred from “Contract liabilities, net of current portion” to “Other long-term liabilities” in our Condensed Consolidated Balance Sheets. During the three months ended October 2, 2022 and October 3, 2021, we recognized revenue of $4.9 million and $1.2 million that was included in contract liabilities as of October 2, 2022 and October 3, 2021, respectively. During the nine months ended October 2, 2022 and October 3, 2021, we recognized revenue of $12.5 million and $21.7 million that was included in contract liabilities as of January 2, 2022 and January 3, 2021, respectively. Except for a contract with TotalEnergies (refer to "Note 2. Agreements with SunPower, TotalEnergies and TZE"), there is no significant financing component for the contract assets and contract liabilities.

NOTE 4. BALANCE SHEET COMPONENTS
Accounts receivable, net

	As of
(In thousands)	October 2, 2022	January 2, 2022
Accounts receivable, gross(1)	$59,285	$40,895
Less: allowance for credit losses	(724)	(940)
Less: allowance for sales returns	(80)	(225)
Accounts receivable, net	$58,481	$39,730

(1)The Company maintains factoring arrangements with two separate third party factor agencies relating to our accounts receivable from customers in Europe and United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Condensed Consolidated Balance Sheets.
In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $140.5 million and $380.0 million during the three and nine months ended October 2, 2022, respectively. During the three and nine months ended October 03, 2021, we sold accounts receivable invoices amounting to $101.5 million and $223.8 million, respectively. As of October 2, 2022 and January 2, 2022, total uncollected accounts receivable from end customers under both arrangements were $50.4 million and $36.7 million, respectively.
We require letters of credit from certain customers and, from time to time, we discount these letters of credit issued by customers through various financial institutions. The discounting of letters of credit depends on many factors, including the willingness of financial institutions to discount the letters of credit and the cost of such arrangements. We record the financing charges on discounting these letters of credit as interest expense.
As of October 2, 2022 and January 2, 2022, SunPower accounted for 14.8% and 9.7% of our accounts receivable, gross, respectively. Apart for SunPower and one customer, no other customers accounted for more than 10% of gross accounts receivables as at October 2, 2022. No customer accounted for 10% or more of gross accounts receivable as of January 2, 2022.

Allowance for credit losses

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Balance at beginning of period	$831	$3,273	$940	$3,768
Release from expense	(12)	(2,030)	(99)	(1,714)
Deductions	(95)	(38)	(117)	(849)
Balance at end of period	$724	$1,205	$724	$1,205
Allowance for sales returns

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Balance at beginning of period	$80	$269	$225	$359
Charges to (Releases from) expense	—	83	(145)	(7)
Balance at end of period	$80	$352	$80	$352
Inventories

	As of
(In thousands)	October 2, 2022	January 2, 2022
Raw materials	$64,695	$47,894
Work-in-process	63,345	47,953
Finished goods	172,810	116,973
Inventories	$300,850	$212,820
As of October 2, 2022 and January 2, 2022, the Company had inventory reserves of $30.8 million and $4.9 million respectively.
Prepaid expenses and other current assets

	As of
(In thousands)	October 2, 2022	January 2, 2022
VAT receivables	$5,615	$9,063
Derivative financial instruments (Note 9)	12,887	3,526
Tax receivables	9,592	6,843
Other receivables	36,222	24,637
Deferred issuance cost	1,014	—
Restricted cash	35,968	1,661
Asset held for sale	1,490	—
Prepaid expenses	16,293	14,688
Other	713	1,486
Prepaid expenses and other current assets	$119,794	$61,904

Property, plant and equipment, net

	As of
(In thousands)	October 2, 2022	January 2, 2022
Manufacturing equipment	$284,771	$171,217
Land and buildings	155,544	145,134
Leasehold improvements	87,501	83,293
Solar power systems	1,251	1,337
Computer equipment	38,393	39,815
Furniture and fixtures	1,362	1,360
Construction-in-process	25,571	124,494
Property, plant, and equipment, gross	594,393	566,650
Less: accumulated depreciation	(208,643)	(180,020)
Property, plant and equipment, net	$385,750	$386,630
Other long-term assets

	As of
(In thousands)	October 2, 2022	January 2, 2022
Equity investments without readily determinable fair value (Note 7)	$4,000	$4,000
Equity method investments (Note 7)	1,208	11,230
Prepaid Forward (Note 8)	52,388	32,250
Prepayment for capital expenditure	6,286	34,631
Restricted cash	2,509	24,029
Other	8,276	8,937
Other long-term assets	$74,667	$115,077
Accrued liabilities

	As of
(In thousands)	October 2, 2022	January 2, 2022
Employee compensation and employee benefits	$24,369	$18,769
Short-term warranty reserves	7,067	11,457
Restructuring reserve	1,164	1,177
Accrued interest payable	6,378	6,056
Other payables to SunPower	5,538	8,361
VAT payables	10,699	6,687
Derivative financial instruments	918	536
Legal expenses	8,883	7,177
Taxes payable	6,344	2,296
Unrecognized tax benefits	—	3,731
Payable to factor agencies	668	1,073
Refund liabilities to TotalEnergies, current portion	5,569	—
Other	11,506	11,360
Accrued liabilities	$89,103	$78,680

Other long-term liabilities

	As of
(In thousands)	October 2, 2022	January 2, 2022
Long-term warranty reserves	$25,271	$23,762
Unrecognized tax benefits	8,042	9,834
Long-term security deposit payable	2,011	1,990
Long-term pension liability	2,335	2,341
Refund liabilities to TotalEnergies, net of current portion	16,706	22,566
Other	2,618	546
Other long-term liabilities	$56,983	$61,039
Accumulated other comprehensive loss

	As of
(In thousands)	October 2, 2022	January 2, 2022
Cumulative translation adjustment	$(26,515)	$(18,741)
Unrecognized gain on long-term pension liability adjustment	4,209	4,208
Net unrealized gain on derivative instruments	10,310	2,689
Accumulated other comprehensive loss	$(11,996)	$(11,844)
NOTE 5. FAIR VALUE MEASUREMENTS
Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement (observable inputs are the preferred basis of valuation):
•    Level 1—Quoted prices in active markets for identical assets or liabilities.
•    Level 2—Measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.
•    Level 3—Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
There were no transfers between fair value measurement levels during the presented period. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of October 2, 2022 or January 2, 2022.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of October 2, 2022 and January 2, 2022:

	October 2, 2022		January 2, 2022
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 9)	$12,887	$12,887	$3,526	$3,526

Other long-term assets
Prepaid Forward	52,388	52,388	32,250	32,250
Total assets	$65,275	$65,275	$35,776	$35,776

Liabilities
Accrued liabilities
Derivative financial instruments (Note 9)	918	918	536	536
Total liabilities	$918	$918	$536	$536
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of October 2, 2022 and January 2, 2022, there were no material items recorded at fair value on a non-recurring basis.
Held-to-Maturity Debt Securities
We have 2 held-to-maturity debt securities, namely, a Philippine government bonds and a 4-month time deposit placed with Deutsche Bank AG, Singapore Branch.

The Philippine government bonds that we maintain is used as collateral for business transactions within Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” in our Condensed Consolidated Balance Sheets. As of October 2, 2022 and January 2, 2022, these bonds had a carrying value of $0.9 million and $1.1 million respectively.

In September 2022, we have placed a 4-month time deposit with Deutsche Bank AG, Singapore Branch. The deposit matures in January, 2023, bears interest at a rate of 3.65% per annum, and is recorded in “Short-term securities” in our Condensed Consolidated Balance Sheets. The carrying value of the time deposit as of October 2, 2022 is $76.0 million.
For both of the held-to-maturity securities, we have recorded them at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented.
Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values which are recognized at cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of October 2, 2022 and January 2, 2022, we had $4.0 million in investments accounted for under the measurement alternative method.

Equity Method Investments
Our investments accounted for under the equity method are described in Note 7. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Condensed Consolidated Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments.
We also have agreements with several suppliers, including one of our non-consolidated investees, for the procurement of ingots, wafers, modules or certain module-level power electronics and related equipment. The agreement with one of the vendor specifies future quantities and pricing of products to be supplied for periods of up to two years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.
We have long-term fixed supply agreements with a vendor for polysilicon that specifies future quantities to be supplied for the remaining fiscal year 2022 and provides for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements. The agreement also provides for fixed pricing, and contain historical inflationary price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs. During the year, our supplier has communicated to us that they believe these price escalation clauses for silicon metal have been triggered and therefore increased pricing would apply to our purchases of polysilicon for the remaining deliveries in 2022. We have engaged in commercial discussion with our supplier and came to a mutual agreement on a one-off and final settlement of $15.2 million with payments to be made in equal monthly installments from August 2022 until January 2023. As of October 2, 2022, we have made two of such installment payment. The remaining amount is recorded under “Accounts payable” in our Condensed Consolidated Balance Sheets as of October 2, 2022.
As of October 2, 2022, we have future purchase obligations amounting to $149.9 million relating to non-cancellable purchase orders and $169.4 million relating to long-term supply agreements.
We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. Additionally, in order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory in the marketplace. The terms of the long-term supply agreements are reviewed periodically by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.
Advances to Suppliers
As noted above, we have entered into agreements with various vendors, and such agreements with one of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of October 2, 2022 and January 2, 2022, advances to suppliers totaled $13.9 million and $51.8 million, respectively, of which $13.9 million and $51.0 million are classified as “Advances to suppliers, current portion” in our Condensed Consolidated Balance Sheets. Two suppliers accounted for 100% of total advances to suppliers as of October 2, 2022 and January 2, 2022.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the separation and distribution Agreement we will enter into with SunPower in connection with the spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected in our historical Condensed Consolidated Balance Sheets as of October 2, 2022 and January 2, 2022.
During the nine months ended October 2, 2022, the Company has received a legal claim from a supplier. The Company has made a provision for the estimated amount of exposure in relation to this claim in "Accrued liabilities" on the Condensed Consolidated Balances Sheets as of October 2, 2022. The Company is not able to estimate the possible cost or liabilities in excess of the accrual.
Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of October 2, 2022 and January 2, 2022, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $45.2 million and $31.7 million respectively. The contractual terms of the guarantees range from 1 month to 4 years. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash of $38.1 million and $24.1 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of October 2, 2022 and January 2, 2022 respectively.
NOTE 7. EQUITY INVESTMENTS
Our equity investments consist of equity method investments and equity investments without readily determinable fair value.

Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng JV”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZE to form Huansheng JV, a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%.
We have concluded that we are not the primary beneficiary of the joint venture because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of the joint venture that most significantly impact its economic performance. We account for our investment in the joint venture using the equity method because we are able to exercise significant influence over the joint venture due to our board position. The Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment as disclosed on the Condensed Consolidated Balance Sheets.
Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)
In December 2012, SunPower entered into an agreement with Tianjin Zhonghuan Semiconductor Co. Ltd., Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the Chinese government, which was received in the fourth quarter of fiscal year 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.
We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal year 2017, we impaired the entire amount of this investment.
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. The cumulative upward adjustment in the investment amounted to $1.3 million, based on observable market transactions with a third-party investor in 2020. As of October 2, 2022 and January 2, 2022, our total equity investment in Deca Technologies, Inc. was $4.0 million.

Our share of losses from equity investments accounted for under the equity method is reflected as “Equity in (losses) income of unconsolidated investees” in our Condensed Consolidated Statements of Operations. The carrying value of our equity investments, classified as “Other long-term assets” as of October 2, 2022 and January 2, 2022, are as follows:

	As of
(In thousands)	October 2, 2022	January 2, 2022
Equity method investments	$1,208	$11,230
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$5,208	$15,230

Related-party transactions with Huansheng JV are as follows:

	As of
(In thousands)	October 2, 2022	January 2, 2022
Accounts payable	$63,962	$64,498
Accrued liabilities	1,266	—

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Payments made to investee for products/services	$18,043	$31,265	$63,087	$101,216
Variable Interest Entities (“VIE”)
A VIE is an entity that has either (i) insufficient equity to permit the entity to finance its activities without additional subordinated financial support, or (ii) equity investors who lack the characteristics of a controlling financial interest. Under ASC 810, Consolidation, an entity that holds a variable interest in a VIE and meets certain requirements would be considered to be the primary beneficiary of the VIE and is required to consolidate the VIE in its consolidated financial statements. In order to be considered the primary beneficiary of a VIE, an entity must hold a variable interest in the VIE and have both:
•The power to direct the activities that most significantly impact the economic performance of the VIE; and
•The right to receive benefits from, or the obligation to absorb losses of the VIE that could be potentially significant to the VIE.
We follow guidance on the consolidation of VIEs that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct activities that most significantly impact the investees' economic performance, including powers granted to the investees' governing board and, to a certain extent, a company's economic interest in the investee. We analyze our investments in VIEs and classify them as either:
•A VIE that must be consolidated because we are the primary beneficiary or the investee is not a VIE and we hold the majority voting interest with no significant participating rights available to the other partners; or
•A VIE that does not require consolidation because we are not the primary beneficiary or the investee is not a VIE and we do not hold the majority voting interest.

As part of the above analysis, if it is determined that we have the power to direct the activities that most significantly impact the investees' economic performance, we consider whether or not we have the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.
Consolidated VIE
To comply with local government laws in the Philippines, SPML Land, Inc. (“SPML Land”) was formed on July 20, 2006 to own land, buildings and equipment that is leased by SPML Land to SunPower Philippines Manufacturing Limited (“SPML”), which is a subsidiary of the Company. SPML owns 40% equity interest in SPML Land and certain SPML employees own the remaining 60% equity interest in SPML Land. Financing for the capital expenditure of SPML Land is provided by SPML.
Based on the relevant accounting guidance summarized above, we have concluded that we are the primary beneficiary as we have the power to direct the activities that significantly impact its economic performance and we have exposure to significant profits or losses, and as such, we consolidate the entity.
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of October 2, 2022 were $22.9 million and $6.2 million, respectively and $22.4 million and $7.7 million, respectively, as of January 2, 2022.

NOTE 8. DEBT AND CREDIT SOURCES
Green Convertible Notes
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into the common stock of Maxeon at an initial conversion price of $18.19 per ordinary shares and an initial conversion rate of 54.9611 ordinary shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon, at our election. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
Prior to the adoption of ASU 2020-06, the Green Convertible Notes was classified as a financial instrument that had both an equity and liability component. The liability component was recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion was recorded at amortized cost. As a result of adopting ASU 2020-06, the Company made certain adjustments to its accounting for the Green Convertible Notes. The adoption of ASU 2020-06 eliminated the bifurcation of the liability and equity components of the Green Convertible Notes into a single liability instrument. As a result of the adoption, the carrying amount of the Green Convertible Notes increased by $42.1 million to $187.8 million as of January 3, 2022. Additional paid-in-capital was reduced by $52.2 million and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.

As of October 2, 2022 and January 2, 2022, the net carrying amount of this outstanding debt was $190.4 million and $145.8 million, respectively, recorded in “Convertible debt” in the Condensed Consolidated Balance Sheets. The fair value of the Green Convertible Notes as of October 2, 2022 and January 2, 2022, was $293.7 million and $218.5 million, respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million. As of October 2, 2022 and January 2, 2022, the unamortized debt issuance cost is $9.6 million and $8.7 million, respectively.
As of January 2, 2022, the net carrying amount of the equity component was $52.2 million, recorded in “Additional paid-in capital” in the Condensed Consolidated Balance Sheets. Included in the net carrying amount of the Green Convertible Notes as of January 2, 2022 was the unamortized discount of $45.5 million to be amortized over the term of the Green Convertible Notes until 2025, based on an effective interest rate of 15.7%. Following the adoption of ASU 2020-06, both components had been eliminated.
Interest expense arising from the Green Convertible Notes that is recorded in the Condensed Consolidated Statements of Operation is as follows:

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Contractual interest expense	$3,250	$3,250	$9,750	$9,750
Amortization of debt issuance costs and debt discount	858	2,720	2,575	7,883
As of October 2, 2022, the if-converted value of the Green Convertible Notes is in excess the outstanding principal amount by $61.3 million. As of January 2, 2022 the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $47.2 million.
Physical Delivery Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction (the “Physical Delivery Forward”) with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third-party trustee designated by Maxeon for no consideration at or around the maturity of the Green Convertible Notes subject to the conditions set forth in the agreements governing the Physical Delivery Forward. The Physical Delivery Forward became effective on the first day of the 15 consecutive trading days commencing on September 9, 2020 and ended on September 29, 2020 (the “Note Valuation Period”).
The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58,465.6 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded during fiscal year 2020. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

Prepaid Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, Maxeon entered into a privately negotiated forward-starting forward share purchase transaction (the “Prepaid Forward”) with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which Maxeon will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.
The Prepaid Forward became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward is determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the Physical Delivery Forward), and Maxeon will prepay the purchase price for the Prepaid Forward in cash using a portion of the net proceeds from the sale of the Green Convertible Notes. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of Maxeon underlying the transaction to Maxeon which is 2.5 million shares, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of October 2, 2022 and January 2, 2022, the carrying amount of the Prepaid Forward was $52.4 million and $32.3 million, respectively, and is recognized as “Other long-term assets” in the Condensed Consolidated Balance Sheets. The remeasurement to fair value for the three and nine months ended October 2, 2022 was gain of $24.5 million and $20.1 million respectively. The remeasurement to fair value for the three and nine months ended October 3, 2021 was loss of $6.0 million and $24.6 million respectively, and recorded as “Other, net” in the Condensed Consolidated Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.
2027 Convertible debt
On August 17, 2022, Maxeon completed its sale of $207.0 million aggregate principal amount of 7.5% first lien senior secured convertible notes due 2027 (“2027 Notes”) to TZE SG at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. The 2027 Notes will accrue regular interest at a rate of 7.5% per annum, payable semi-annually in arrears on February 17 and August 17 of each year, beginning on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or by issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company.
From and after August 17, 2022 until the fifth scheduled trading day immediately preceding August 17, 2027, the holder of 2027 Notes may, at its option, convert its 2027 Notes at an initial conversion price of $23.13 per ordinary shares and an initial conversion rate of 43.2301 ordinary shares for $1,000 principal amount of 2027 Notes, in accordance with the terms and conditions of the indenture dated August 17, 2022 (the "Indenture"). The conversion rate and conversion price will be subjected to adjustment in specified circumstances. The Company can elect to settle the conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon. The 2027 Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after August 17, 2024, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice. In addition, the 2027 Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their 2027 Notes for cash. The repurchase price will be equal to the principal amount of the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
As of October 2, 2022, the net carrying amount of this outstanding debt was $186.5 million, recorded in “Convertible debt” in the Condensed Consolidated Balance Sheets. The face value of the debt is $207.0 million and fair value of the 2027 Notes as of October 2, 2022, was $200.8 million, determined using the transacted price with TZE on August 17, 2022. As the issuance of the 2027 Notes was close to the end of the reporting period, the transaction price approximates the fair value. As of October 2, 2022, the unamortized debt issuance cost is $20.5 million, based on an effective interest rate of 10.1%.

	Three Months Ended		Nine Months Ended
(In thousands)	October 02, 2022	October 03, 2021	October 02, 2022	October 03, 2021
Contractual interest expense	1,941	—	1,941	—
Amortization of debt issuance costs and debt discount	405	—	405	—
As of October 2, 2022, the if-converted value of the 2027 Notes is in excess the outstanding principal amount by $5.7 million.
Other Debt and Credit Sources

In June 2018, SunPower entered into a Revolving Credit agreement which entitled us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As of October 2, 2022 and January 2, 2022, the face value of this outstanding debt was $49.9 million and $24.7 million, respectively, recorded in “Short-term debt” on the Condensed Consolidated Balance Sheets, the total amount of which will mature in fiscal year 2022. During the three and nine months ended October 2, 2022, the Company recorded interest expense of $0.5 million and $1.0 million, respectively, related to this debt, which is reported as “Interest expense, net” on the Condensed Consolidated Statements of Operations. During the three and nine months ended October 3, 2021, the Company recorded interest expense of $0.1 million and $0.4 million respectively.
Certain of our subsidiaries had debt facilities with a syndicate of lenders which were terminated and the availability period of the draw down expired in fiscal year 2021. In connection with the expiration and termination of these debt facilities, a loss on extinguishment of debt of $5.1 million was recognized during the three and nine months ended October 3, 2021. During the three and nine months ended October 3, 2021, the Company recorded interest expense of $0.6 million and $2.6 million, respectively, as “Interest expense, net” in the Condensed Consolidated Statements of Operations.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of October 2, 2022 and January 2, 2022, all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	October 2, 2022	January 2, 2022
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Prepaid expenses and other current assets	$12,592	$2,878
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	—	14
		12,592	2,892
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	295	634
		$12,887	$3,526

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Accrued liabilities	$210	$536

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	708	—
		$918	$536

	October 2, 2022
			Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$12,887	$12,887	$12,887
Derivative liabilities	918	918	918

	January 2, 2022
			Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$3,526	$3,526	$3,526
Derivative liabilities	536	536	536
We recorded a loss of $0.3 million and $2.3 million on these derivative instruments during three and nine months ended October 2, 2022, respectively, under “Other, net” in the Condensed Consolidated Statements of Operations. A loss of $2.0 million and a loss of $2.6 million was recorded on these derivative instruments during three and nine months ended October 3, 2021, respectively.
As of January 2, 2022, there was a cumulative gain of $2.7 million recorded in “Accumulated other comprehensive loss” (OCL) in connection with the derivatives designated as cash flow hedges. During the three months ended October 2, 2022, we recognized an unrealized gain of $9.4 million and reclassified $4.3 million of gain from OCL to profit or loss, with a net gain on derivatives of $5.1 million. During the nine months ended October 2, 2022, we recognized an unrealized gain of $15.4 million and reclassified $7.8 million of loss from OCL to profit or loss, with a net gain on derivatives of $7.6 million in the OCL. As of October 2, 2022, the cumulative gain in OCL for the derivatives was $10.3 million.
During three and nine months ended October 3, 2021, we recognized an unrealized gain of $1.5 million and $3.4 million, respectively, representing a net gain on derivatives in OCL.
We classify cash flows related to derivative financial instruments as operating activities in our Condensed Consolidated Statements of Cash Flows.
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts and foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also entered into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures.
As of October 2, 2022 and January 2, 2022, we had outstanding cash flow hedge option contracts and forward contracts with a notional value of $233.5 million and $121.3 million respectively that are designated for either gross external or intercompany revenue up to our net economic exposure. As of October 2, 2022 and January 2, 2022, these derivatives have a maturity of nine months or less and seven months or less respectively. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Condensed Consolidated Statements of Operations.
As of October 2, 2022, we had no outstanding cash flow hedge forward contracts designated for our purchases. As of January 2, 2022, we had outstanding cash flow hedge forward contracts with a notional value of $22.6 million that are designated for our purchases. These derivatives have a maturity of three months or less. The effective portion of these cash flow hedges is reclassified into cost of revenue when the cost of purchase is recognized in our Condensed Consolidated Statement of Operations.

Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for receivables from customers and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported condensed consolidated financial position, results of operations and cash flows. As of October 2, 2022, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $29.9 million. These foreign currency forward contracts have maturity of four months or less. As of January 2, 2022, to hedge balance sheet exposure, we held foreign currency forward contracts with aggregate notional value of $53.6 million. These contracts matured in January 2022.
Credit Risk
Our option and forward contracts do not contain any credit-risk-related contingent features. We are exposed to credit losses in the event of nonperformance by the counterparties to these option and forward contracts. We enter into derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. In addition, we continuously evaluate the credit standing of our counterparties.
NOTE 10. INCOME TAXES
In the three months ended October 2, 2022, our income tax expense of $2.4 million was primarily due to current year income tax expense in profitable jurisdictions and prior year deferred income tax true-ups for our Malaysian and Philippine subsidiaries. Our income tax expense of $0.2 million in the three months ended October 3, 2021 was primarily due to current year income tax expense in profitable jurisdictions, a reversal of deferred tax assets due to the planned closure of our module factory in Toulouse, France, offset by a decrease in tax expense due to reversal of reserve for uncertain tax positions.
In the three and nine months ended October 2, 2022 and October 3, 2021, in accordance with FASB guidance for interim reporting of income tax, we have computed our provision for income taxes based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and nine months ended October 2, 2022 and October 3, 2021.
Unrecognized Tax Benefits
Current accounting guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.
As at October 2, 2022 and January 2, 2022, we reported unrecognized tax benefits of $8.0 million and $9.8 million respectively. The reduction was mainly due to the expiry of statute of limitations in certain jurisdictions.
We believe that events that could occur in the next 12 months and cause a change in unrecognized tax benefits include, but are not limited to, the following:
•commencement, continuation or completion of examinations of our tax returns by foreign taxing authorities; and
•expiration of statutes of limitation on our tax returns.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Uncertainties include, but are not limited to, the impact of legislative, regulatory and judicial developments, transfer pricing and the application of withholding taxes. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. We determined that an estimate of the range of reasonably possible change in the amounts of unrecognized tax benefits within the next 12 months cannot be made.
NOTE 11. NET LOSS PER SHARE
We calculate basic net loss per share by dividing earnings allocated to common stockholders by the basic weighted-average number of common shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net loss per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include restricted stock units, the outstanding Green Convertible Notes and 2027 Notes. The following table presents the calculation of basic and diluted net loss per share attributable to stockholders:

	Three Months Ended		Nine Months Ended
(In thousands, except per share data)	October 02, 2022	October 03, 2021	October 02, 2022	October 03, 2021
Net loss:
Net loss attributable to stockholders	$(44,691)	$(65,363)	$(191,723)	$(181,188)

Number of shares:
Basic and diluted weighted-average common shares(1)	40,951	40,420	40,818	36,462

Basic and diluted net loss per share(1)	$(1.09)	$(1.62)	$(4.70)	$(4.97)

(1)As a result of our net loss attributable to stockholders for the three and nine months ended October 2, 2022 and October 3, 2021, the inclusion of all potentially dilutive restricted stock units, and common shares under the Green Convertible Notes and 2027 Notes would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.
NOTE 12. SEGMENT AND GEOGRAPHICAL INFORMATION
We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a combined basis. We operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. The following table summarizes the allocation of net revenue based on geography:

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
United States(1)	$106,590	$63,893	$266,367	$170,029
France	26,722	21,309	58,355	75,340
Italy	33,016	22,428	90,490	58,096
Rest of the world(2)	109,121	112,858	321,398	258,335
Total revenue	$275,449	$220,488	$736,610	$561,800
(1)During the three months ended October 2, 2022 and October 3, 2021, we had sales of $68.9 million and $63.3 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing is based on the supply agreements with SunPower. Refer to Note 2. “Agreements with SunPower, TotalEnergies SE and TZE” for further details.
(2)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.

NOTE 13. RESTRUCTURING
May 2021 Restructuring Plan
In fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of the France-based manufacturing facility. The Company expects less than 40 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities is expected to be completed by fiscal year 2022.
June 2022 Restructuring Plan
In fiscal year 2022, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of our module factory in Porcelette, France. The restructuring activities is expected to be completed by first half of 2023.

The following table summarizes the period-to-date restructuring (credit) charges by plan recognized in our Condensed Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
(In thousands)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
May 2021 Restructuring Plan:
Severance and benefits	$(29)	$(347)	$(432)	$4,221
Cost of disposal and retirement of property, plant and equipment	7	251	37	251
Total May 2021 Restructuring Plan	(22)	(96)	(395)	4,472

June 2022 Restructuring Plan:
Severance and benefits	38	—	1,989	—
Cost of disposal and retirement of property, plant and equipment	69	—	69	—
Total June 2022 Restructuring Plan	107	—	2,058	—

Other Restructurings:
Severance and benefits	—	150	—	1,077
Cost of disposal and retirement of property, plant and equipment	—	1,460	(48)	1,983
Other costs(1)	—	—	—	2
Total Other Restructurings	—	1,610	(48)	3,062
Total restructuring expense	$85	$1,514	$1,615	$7,534
(1)Other costs primarily represent associated legal and advisory services.

The following table summarizes the restructuring reserve movements during nine months ended October 2, 2022:

(In thousands)	January 2, 2022	Charges (Benefits)	(Payments) Recovery	October 2, 2022
May 2021 Restructuring Plan:
Severance and benefits	$1,177	$(432)	$(663)	$82
Cost of disposal and retirement of property, plant and equipment	—	37	(37)	—
Total May 2021 Restructuring Plan	1,177	(395)	(700)	82

June 2022 Restructuring Plan:
Severance and benefits	—	1,989	(907)	1,082
Cost of disposal and retirement of property, plant and equipment	—	69	(69)	—
Total June 2022 Restructuring Plan	—	2,058	(976)	1,082

Other Restructurings:
Cost of disposal and retirement of property, plant and equipment	—	(48)	48	—
Total Other Restructurings	—	(48)	48	—

Total restructuring reserve	$1,177	$1,615	$(1,628)	$1,164

NOTE 14. COMMON STOCK
On April 14, 2021, the Company announced a public offering to sell, subject to market and other conditions, $125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $18.00 per share (together with the public offering, the “Offering”). The option was exercised in full by the underwriters. 8,046,025 shares were issued during the Offering, with 59,914 shares issued to third-party as payment for issuance cost incurred.

In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of Tianjin Zhonghuan Semiconductor, Maxeon agreed to sell to TZE 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “TZE Private Placement”).

The Offering and the TZE Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
Common Stock
Voting Rights - Common Stock
All common stockholders are entitled to one vote per share on all matters submitted to be voted on by our stockholders.
Dividends - Common Stock
All common stockholders are entitled to receive equal per share dividends when and if declared by the Board of Directors. Certain of our debt agreements place restrictions on us and our subsidiaries’ ability to pay cash dividends.

Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

	As of
(In thousands)	October 2, 2022	January 2, 2022
Equity compensation plans	3,281	3,363